LASER PHOTONICS CORPORATION
1101 N. Keller Road, Suite G
 Orlando, FL 32810

December 23, 2021

Via Edgar Correspondence
Thomas Jones, Esq.
Staff Attorney
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                    Re: Laser Photonics Corporation
                           Registration Statement on Form S-1
                           Filed November 16, 2021
                           File No. 333-261129

 Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2021, with respect to the registration statement on Form S-1 (File No. 333-261129) that was confidentially submitted to the Commission on Form DRS on July 28, 2021 and amended on September 29, 2021 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1 filed November 16, 2021 Facing Page

1.
You have disclosed your primary SIC code as 36999906. However, the EDGAR system lists the SIC code for your company as 3690. Please revise your facing sheet accordingly or advise. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

Response: We have revised the facing sheet to change the SIC Code to 3690.

Thomas Jones, Esq.
December 23, 2021

2.
We note your disclosure in footnote five (5) to the Registration Fee table. Because you are ineligible to conduct a primary offering on Form S-3, you may not conduct an at the market primary offering. Please revise to disclose the fixed price at which the Representative's warrants may be exercised here and in the prospectus cover page.

Response: We have revised our disclosure to state the $6.00 fixed price at which the Representative’s warrants may be exercised on the Registration Fee table and on the prospectus cover page.

3.
Please revise to disclose that your common stock will be offered at a fixed price for the duration of the offering.

Response: We have revised our disclosure to state that our common stock will be offered at a fixed price of $5.00 for the duration of the offering.

4.
We note the disclosure that "the information in this prospectus reflects a proposed reverse stock split of [y]our outstanding common stock at an assumed ratio of 1-for 6 shares to occur immediately following the effective time." Please tell us when you plan to file a proxy or information statement related to the reverse stock split. If no shareholder vote is required, please cite with specificity the governing law.

Response: The reverse stock split was effected on December 7, 2021 by a unanimous vote of all four of our stockholders, three of whom are on our Board of Directors and one of whom is ICT Investments, our largest shareholder and a promoter of the Company. Accordingly, there was no solicitation of any proxy from the Company’s shareholders. We believe that SEC Rule 14a-2(b)(2) supports an exemption from the proxy or information statement related to the reverse stock split.

The obligations associated with being a public company require significant resources, page 30

5.
Please ensure that you have updated the disclosure in this risk factor to the extent practicable. For example, we note the disclosure on page 30 that the company "will be subject to the reporting requirements" of the Exchange Act. Also, include a separate risk factor to highlight the conclusions related to the effectiveness of your disclosure controls and procedures. In this regard, we note the disclosure on page 30 about your disclosure controls and procedures. However, you have disclosed on page 22 of your Form 10-Q filed on August 16, 2021 that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective.

Response: We have revised our disclosure in the first risk factor cited to update it. With regard to the second risk factor concerning disclosure controls and procedures, we have revised the current risk factor regarding the need to have adequate disclosure controls and procedures to state that in our most recent 10-Q our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective since we believe that the existing risk factor as revised provides the principal risks associated with the failure to maintain adequate internal controls (“If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock. In our most recent 10-Q filing we concluded that our internal controls were not effective.”) .

Thomas Jones, Esq.
December 23, 2021

Management's Discussion and Analysis, page 38

6.
Please revise your disclosures to discuss material changes in your results of operations for the nine months ended September 30, 2021 and the corresponding year-to-date period of the preceding fiscal year. Refer to Item 303(c)(2)(i) of Regulation S-K.

Response: We believe that we disclosed on pages 44 and 45 the material changes in our results of operations for the nine months ended September 30, 2021 and the corresponding year-to-date period of the preceding fiscal year but for additional clarity we have added on page 45 a chart comparable to what we have for the other periods.

Liquidity and Capital Resources, page 46

7.
Please ensure that your updated disclosure in this section and elsewhere in your filing is consistent with the disclosure in your financial statements. For example, we note the disclosure on page 46 about the amount of current assets and current liabilities as of September 30, 2021 is not consistent with the amounts disclosed on page F-19. Also, clarify the reference on page 65 to sales of "$890,5222,989,108."

Response: We have updated our disclosures in Amendment No. 1 to be consistent with the disclosures in our financial statements. In addition, we have revised our disclosure to correct the reference on page 65 to $2,989,108.

Our Market Opportunity, page 55

8.
We note that in response to prior comments 2 and 3 of our October 25, 2021 letter you stated that the you revised the disclosure to remove the projections from the prospectus. However, the projections are now included on pages 57 and 58. Please advise or revise accordingly.

Response: We have revised our disclosure to remove the projections from the prospectus.

Our Product Platforms, page 62

9.
Please tell us with specificity where you revised the disclosure in response to prior comments 4 and 5 of our October 25, 2021 letter.

Response: We have revised our disclosure on page 62 in Amendment No. 1 to respond to comments 4 and 5 of the SEC’s October 25, 2021 letter.

Thomas Jones, Esq.
December 23, 2021

Certain Relationships and Related Party Transactions, page 79

10.
We note the reference to $120,000 in the first paragraph. Please revise given the threshold in Item 404(d)(1) of Regulation S-K. Also, provide disclosure that addresses the entire time period mentioned in Instruction 1 to Item 404. For example, we note the disclosure on page 79 about the unpaid principal amount of the notes as of December 31, 2020 and the disclosure on page F-30 about the unpaid principal amount of the notes as of September 30, 2021.

Response: We have revised our disclosure to reduce the threshold in accordance with Item 404(d)(1) for smaller reporting companies and have addressed the entire time period mentioned in Item 404(d)(1) of Regulation S-K.

11.
Please tell us with specificity where you revised the disclosure to: (1) clearly discuss the relationship between you and Dimitry Nikitin when you purchased assets from ICT in 2019 and 2020; and (2) disclose the parties who determined the amount at which the assets were acquired.

Response: We have amended our disclosure to disclose on page 79 the relationship between the Company and Dmitriy Nikitin when the Company purchased assets from ICT in 2019 and 2020 and the parties, Dmitriy Nikitin and Wayne Tupuola, who determined the amount at which the assets were acquired.

Underwriting, page 91

12.
You indicate that Alexander Capital, L.P. is acting as representative, but you don’t identify Alexander Capital, L.P. as an underwriter. With your next amendment, please disclose the names of the underwriters.

Response: We have revised the prospectus to identify Alexander Capital, L.P. as the “book running manager and an underwriter of the offering.” In the event additional underwriters participate in the offering, we will further revise the prospectus.

Determination of Offering Price, page 93

13.
We note your response to prior comment 8 of our October 25, 2021 letter. Regarding your disclosure about factors considered in determining the offering price, tell us, with a view to disclosure, whether you considered the issuance of shares of common stock on December 31, 2020 given the disclosure on pages 76 and 80 about shares of common stock valued at $0.18 per share received on December 31, 2020 and the disclosure in the last paragraph on page 79 about the issuance of 26,609,186 shares of common stock during 2020. Also, please expand the disclosure on page 79 to disclose when during 2020 you issued the shares.

Response: We did consider the issuance of the shares valued at $0.18 per share on December 31, 2020 and the issuance of 26,609,186 shares of common stock during 2020, as stock grants, commencing in February 2020, exclusively for ICT Investments’ contribution of assets and driven by accounting considerations not in an effort to determine an IPO sales price, and for this reason relied upon the lower of two traditional valuation methods supported by our independent audit firm, the Income approach ($0.20 per share) and the Free Equity approach ($0.32 per share), which post-split represents $1.08 per share and $1.92 per share, respectively. We revised our disclosure to state that the shares issued to ICT Investments commenced in February 2020 and concluded in December 2020.

Thomas Jones, Esq.
December 23, 2021

The public offering price for our shares of common stock was determined by having the Company valued by our underwriter’s (Alexander Capital) analysts including comparing the Company’s transaction to similar companies already listed on an exchange. Among the factors considered in this determination were the prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. With the expectation of a 1:6 reverse split, the continued increase in revenues since inception, the Company’s market penetration, and the growth potential for our business based, in part, upon the analysis of our competitors, we believe that the $5.00 per share price in this offering is justified.

14.
Please clarify the reference to "other factors denied relevant" in the first paragraph of this section.

Response: We have revised our disclosure to correct the typographical error “denied” to read “deemed”. Regarding the other factors we deemed relevant, prior to the offering there has not been a public market for our shares of common stock. Consequently, the public offering price for our shares of common stock has been determined by negotiations between us and the underwriter. Among the factors considered in these negotiations were the prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, the continued increase in our revenues since inception, the Company’s market penetration and the growth potential for our business.

Indemnification of Directors and Officers, page 95

15.
We note that Article XI of your Bylaws states that indemnification will be provided under the laws of the State of Wyoming; however, your disclosure states that your bylaws provide indemnification under the Delaware General Corporation Law. Also, your Articles of Incorporation and your disclosure are not consistent. Please make your disclosure here consistent with your Bylaws and Articles of Incorporation.

Response: We have replaced the exhibits with the Articles of Incorporation and Bylaws for the predecessor Wyoming corporation with the Certificate of Incorporation and Bylaws for the Delaware corporation to make the disclosures in this section of the prospectus consistent with the revised exhibits.

Thomas Jones, Esq.
December 23, 2021

Exhibit Index, page 97

16.
We note that the disclosure in your Form of Common Stock Certificate, filed as exhibit 4.1 is not consistent with your disclosure. Please file a form of common stock certificate consistent with your disclosure.

Response: We have revised the exhibit to file a form of common stock certificate consistent with our disclosure of being a Delaware corporation and not a Wyoming corporation.

Exhibit 23.1, page 97

17.
We note that the auditor’s consent is dated September 8, 2021, which is more than 30 days old. Please include an updated consent in your next amendment.

Response: We have amended our disclosure to provide an updated auditor’s consent.

Notes to Audited Financial Statements Intangible Assets, page F-10

18.
Although you indicated in your response letter dated September 29, 2021 that you would revise your financial statements in response to comment 29, it does not appear such revisions have been made to date. Please include the appropriate revisions in your next amendment.

Response: We have revised our financial statements in response to comment 29 in the SEC’s comment letter dated November 16, 2021.

Notes to the Condensed Financial Statements, page F-23

19.
We note that many of the disclosures in your notes to the interim financial statements include information as of and for the period ended June 30, 2021 instead of September 30, 2021. Please update your footnote disclosures accordingly.

Response: We have updated the disclosures in our notes to our interim financial statements to include information as and for the period ended September 30, 2021.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola

Wayne Tupuola

Cc:  Ernest M. Stern, Esq., Culhane Meadows PLLC
Christopher J. Bellini, Esq., Cozen O’Connor
Seth Popick, Esq., Cozen O’Connor